# Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au



15 January 2004

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549



Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.



Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.

# Disclosure of Subsequent Director Relevant Interests

*(Disclosure in accordance with LR 10.9.4)*

| | |
|---|---|
| **Name of Listed Issuer:** | **Cue Energy Resources Limited** |
| **Name of Director:** | Ernest Geoffrey Albers |
| **Date of Last Disclosure by Director:** | 23 October 2003 |
| **Date of Change:** | 12 & 13 January 2004 |
| **Nature of Relevant Interest:** *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).* | Direct |
| **Class of Security to which Relevant Interest Relates:** *(Provide full description of each class of security to which each type of Relevant Interest relates.)* | Ordinary fully paid shares |
| **No. of Securities Held Prior to Change:** | Attached |
| **Number of Securities Acquired:** | 198,690 ordinary shares |
| **Number of Securities Disposed:** | |
| **No. of Securities Held after Change:** *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)* | **Beneficial:** Attached.<br>**Non Beneficial:** Attached. |
| **Consideration Paid or Received for the Acquisition or Disposition:** *(If consideration is non-cash, provide details and estimated valuation.)* | 142,400 @ AUD6.2 cents each<br>56,290 @ AUD6.4 cents each |
| **Nature of change:** *(E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)* | On market trade |

STATEMENT OF BENEFICIAL AND RELEVANT INTERESTS

FOR E.G. ALBERS

| Summary of Beneficial Relevant Interests | Before Change | After Change | Date of Change | Price |
|---|---|---|---|---|
| | No. of Shares | No. of Shares | | |
| Ernest Geoffrey Albers | 4,016,433 | 4,016,433 | | |
| Ernest Geoffrey Albers (as Trustee for EG & PJ Albers) | - | - | | |
| Ernest Geoffrey Albers & Pamela Joy Albers | - | - | | |
| BB Nominees Pty Ltd | 2,094,160 | 2,292,850 | 12/01/04<br>13/01/04 | AUD 6.2¢<br>AUD 6.4¢ |
| Sacrosanct Pty Ltd (Superannuation Fund A/c) | 1,250,000 | 1,250,000 | | |
| **TOTAL** | 7,360,593 | 7,559,283 | | |

| Summary of Other Relevant Interests | Before Change | After Change | Date of Change | Price |
|---|---|---|---|---|
| | No. of Shares | No. of Shares | | |
| Browse Petroleum Pty Ltd | - | - | | |
| Octanex NL | 25,220,000 | 25,220,000 | | |
| Octanex NL (a/c Octanex Operations Pty Ltd) | 11,160,140 | 11,160,140 | | |
| Great Missenden Holdings Pty Ltd | 2,405,214 | 2,405,214 | | |
| **TOTAL** | 38,785,354 | 38,785,354 | | |

| | | |
|---|---|---|
| **TOTAL** | 46,145,947 | 46,344,637 |

# Disclosure of Subsequent Director Relevant Interests

*(Disclosure in accordance with LR 10.9.4)*

| | |
|---|---|
| **Name of Listed Issuer:** | **Cue Energy Resources Limited** |
| **Name of Director:** | Richard Tweedie |
| **Date of Last Disclosure by Director:** | 23 October 2003 |
| **Date of Change:** | 12 & 13 January 2004 |
| **Nature of Relevant Interest:**<br>*(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).* | Direct |
| **Class of Security to which Relevant Interest Relates:**<br>*(Provide full description of each class of security to which each type of Relevant Interest relates.)* | Ordinary fully paid shares |
| **No. of Securities Held Prior to Change:** | 488,530 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund<br>1,091,798 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd<br>18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited<br>15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd |
| **Number of Securities Acquired:** | 99,345 ordinary shares |
| **Number of Securities Disposed:** | |
| **No. of Securities Held after Change:**<br>*(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)* | **Beneficial:**<br>488,530 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund<br>1,191,143 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd<br>**Non Beneficial:**<br>18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited<br>15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd |
| **Consideration Paid or Received for the Acquisition or Disposition:**<br>*(If consideration is non-cash, provide details and estimated valuation.)* | 71,200 @ AUD6.2 cents each - 12/01/04<br>28,145 @ AUD6.4 cents each - 13/01/04 |

| | |
|---|---|
| **Nature of change:**<br>*(E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)* | On market trade |

# Disclosure of Subsequent Director Relevant Interests

*(Disclosure in accordance with LR 10.9.4)*

| | |
|---|---|
| **Name of Listed Issuer:** | **Cue Energy Resources Limited** |
| **Name of Director:** | Ken Hoolihan |
| **Date of Last Disclosure by Director:** | 23 October 2003 |
| **Date of Change:** | 12 & 13 January 2004 |
| **Nature of Relevant Interest:**<br>*(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).* | Direct |
| **Class of Security to which Relevant Interest Relates:**<br>*(Provide full description of each class of security to which each type of Relevant Interest relates.)* | Ordinary fully paid shares |
| **No. of Securities Held Prior to Change:** | 1,091,799 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd<br>18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited<br>15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd |
| **Number of Securities Acquired:** | 99,345 ordinary shares |
| **Number of Securities Disposed:** | |
| **No. of Securities Held after Change:**<br>*(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)* | **Beneficial:**<br>1,191,144 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd<br>**Non Beneficial:**<br>18,150,000 Ordinary fully paid shares – Non Beneficial on the name of Todd Petroleum Mining Company Limited<br>15,000,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd |
| **Consideration Paid or Received for the Acquisition or Disposition:**<br>*(If consideration is non-cash, provide details and estimated valuation.)* | 71,200 @ AUD6.2 cents each 12/01/04<br>28,145 @ AUD6.4 cents each 13/01/04 |

| | |
|---|---|
| **Nature of change:**<br>*(E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)* | On market trade |

# Disclosure of Subsequent Director Relevant Interests
*(Disclosure in accordance with LR 10.9.4)*

| | |
|---|---|
| **Name of Listed Issuer:** | **Cue Energy Resources Limited** |
| **Name of Director:** | Leon Musca |
| **Date of Last Disclosure by Director:** | 23 October 2003 |
| **Date of Change:** | 12 & 13 January 2004 |
| **Nature of Relevant Interest:** *(Provide details of the circumstances giving rise to the Relevant Interest. Details should be provided separately for each circumstance giving rise to a Relevant Interest e.g. details of a trust or arrangement which gives rise to power to exercise votes attached to a security should be detailed separately to circumstances where the director is the beneficial owner of the security. This may involve disclosing a number of different types of circumstances that give rise to a Relevant Interest.).* | Direct |
| **Class of Security to which Relevant Interest Relates:** *(Provide full description of each class of security to which each type of Relevant Interest relates.)* | Ordinary fully paid shares |
| **No. of Securities Held Prior to Change:** | 149,087 Ordinary fully paid shares – Beneficial in the name of Leon Nominees<br>10,737,130 Ordinary full paid shares – Beneficial in the name of Portfolio Securities Pty Ltd<br>883,475 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd |
| **Number of Securities Acquired:** | 99,345 ordinary shares |
| **Number of Securities Disposed:** | |
| **No. of Securities Held after Change:** *(For each circumstance that gives rise to a Relevant Interest e.g. 50,000 as beneficial owner, 50,000 pursuant to Trust Deed.)* | **Beneficial:**<br>149,087 Ordinary fully paid shares – Beneficial in the name of Leon Nominees<br>10,737,130 Ordinary full paid shares – Beneficial in the name of Portfolio Securities Pty Ltd<br>982,820 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd<br>**Non Beneficial:** |
| **Consideration Paid or Received for the Acquisition or Disposition:** *(If consideration is non-cash, provide details and estimated valuation.)* | 71,200 @ AUD6.2 cents each - 12/01/04<br>28,145 @ AUD6.4 cents each - 13/01/04 |

| | |
|---|---|
| **Nature of change:**<br>*(E.g. on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.)* | On market trade |